Exhibit (a)(14)



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                                                           PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE



Sutter Capital Management, LLC
595 Market Street, Suite 2100,
San Francisco, California 94105

                                January 31, 2000

Re: Offer for units of limited partnership interest ("Units") in Winthrop California Investors Limited Partnership, a Delaware limited partnership (the "Partnership")

     Sutter/Jamboree Acquisition Fund, LLC ( the "Purchaser") has reduced the number of Units it is offering to purchase to 800 Units, extended the expiration date for its tender offer through February 14, 2000, and has increased its price to $4,000 per Unit.

     As of January 31, 2000, 5 Units had been tendered to the Purchaser by security holders and not withdrawn.

     For further information, contact Robert E. Dixon at the above address.